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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        BORON, LEPORE & ASSOCIATES, INC.
                            (Name of Subject Company)


                        BORON, LEPORE & ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   10001P 10 2
                      (CUSIP Number of Class of Securities)


                                Patrick G. LePore
                             Chief Executive Officer
                        Boron, LePore & Associates, Inc.
                                1800 Valley Road
                             Wayne, New Jersey 07470
                                 (973) 709-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 With copies to:

                             John R. LeClaire, P.C.
                           Joseph L. Johnson III, P.C.
                               Goodwin Procter LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     Boron, LePore & Associates, Inc., a Delaware corporation ("BLP"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002, as amended and supplemented by Amendment No. 1 filed with the Commission on May 30, 2002, with respect to the tender offer by Garden Merger Corp., a Delaware corporation ("Subcorp") and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation ("Cardinal"), to purchase all of the outstanding shares of the Common Stock, par value $0.01 per share, of BLP ("Shares"), at a purchase price of $16.00 per Share (the "Offer Price"), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the "Offer").

Item 8.  Additional Information.

     Legal Proceedings. On or about June 4, 2002, BLP received a copy of a putative class action complaint captioned Rodanthe Lengle v. Patrick G. LePore et al. This complaint, which BLP understands was filed in the Superior Court of New Jersey, Chancery Division, Passaic County, alleges, among other matters, that the directors of BLP violated the terms of BLP's Certificate of Incorporation in connection with certain provisions of the Merger Agreement relating to the appointment of directors; breached their fiduciary duties by the failure to maximize stockholder value and by breaching their duty of due care and loyalty; and breached their duties to stockholders by failing to disclose certain information to stockholders in connection with the proposed tender offer. The plaintiff has brought suit on behalf of a purported class of public stockholders of BLP and seeks, among other things, temporary, preliminary and permanent injunctive relief to enjoin the closing of the tender offer. The complaint also alleges that Cardinal aided and abetted a breach of fiduciary duty by the other defendants.

     BLP and Cardinal believe the allegations contained in the complaint are entirely without merit and intend to defend against the claims vigorously.

     A copy of the complaint has been filed as an exhibit to this Statement and is incorporated in this Statement by reference. The foregoing description of the complaint is qualified in its entirety by reference to the text of this exhibit.

Item 9.  Exhibits.

The following Exhibit is filed with this Statement:

      Exhibit
         No.                        Description
         ---                        -----------

       (a)(9) Class Action Complaint: Rodanthe Lengle v. Patrick G. LePore; Steven M. Freeman; Roger Boissonneault; Carter H. Eckert; Ronald M. Nordmann; Melvin Sharoky; Joseph E. Smith; John T. Spitznagel; John A. Staley, IV; Boron, LePore & Associates, Inc.; and Cardinal Health, Inc.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 2002                    BORON, LEPORE & ASSOCIATES, INC.


                                        By:  /s/ Anthony J. Cherichella
                                             --------------------------------
                                             Anthony J. Cherichella
                                             Executive Vice President and
                                             Chief Financial Officer